Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

Direct Line: 020 7659 6030
Direct Fax: 020 7659 6001
Email: laura.jackson@brambles.com



30 January 2004

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

Laura Jackson
Company Secretarial Assistant

PROCESSED
FEB 13 2004
THOMSON
FINANCIAL

Encs.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)   Name of company

      Brambles Industries plc

2)   Name of shareholder having a major interest

      FMR Corp. and its direct and indirect subsidiaries, and Fidelity
      International Limited (FIL) and its direct and indirect subsidiaries

3)   Please state whether notification indicates that it is in respect of
      holding of the shareholder named in 2 above or in respect of a
      non-beneficial interest or in the case of an individual holder if it is a
      holding of that person's spouse or children under the age of 18

      Funds under management (Non beneficial)

4)   Name of the registered holder(s) and, if more than one holder, the
      number of shares held by each of them

      See list below

5)   Number of shares/amount of stock acquired

      4,162,359

6)   Percentage of issued class

      Negligible

7)   Number of shares/amount of stock disposed

      N/A

8)   Percentage of issued class

      N/A

9)   Class of security

      Ordinary shares of 5p each

10)   Date of transaction

      Not advised

11)   Date company informed

      29 January 2004

12)   Total holding following this notification

      80,220,613

13)   Total percentage holding of issued class following this notification

      11.08%

14)   Any additional information

15)   Name of contact and telephone number for queries

      Sandra Walters - 020 7659 6039

16)   Name of authorised company official responsible for
      making this notification

      Sandra Walters, Assistant Company Secretary

      Date of notification 30 January 2004

Nominee/Registered Holders	Management Company	Holding
State Street Nominees Limited	FMRCO	30,800
State Street Nominees Ltd.	FMTC	2,107,800
Lloyds Bank Nominees Limited	FMTC	965,400
Chase Nominees Ltd.	FMTC	681,400
BT Globenet Nominees Limited	FMTC	1,178,200
Mellon Bank	FMTC	218,000
State Street Bank & Trust	FMTC	1,437,300
J P Morgan	FMTC	241,200
Nortrust Nominees	FMTC	3,300
Northern Trust	FMTC	408,799
Goldman Sachs and Co.	FMTC	53,400
Morgan Stanley Trust Co. Nominees Limited Bank	FMTC	2,200
MSS Nominees Limited	FMTC	354,000
Bank of New York	FMTC	227,700
Rights & Co.	FMTC	50,000
Chase Manhattan Bank London	FISL	11,143,000
Bank of Butterfield	FPM	44,200
Chase Nominees Ltd	FPM	2,726,600
Northern Trust	FPM	1,420,700
Bank of New York London	FPM	773,800
Deutsche Bank	FPM	73,300
Citibank	FPM	510,000
HSBC	FPM	767,700
HSBC Client Holdings Nominee (UK) Limited	FIL	26,642,000
Chase Manhattan Bank London	FIL	2,596,399
Northern Trust	FIL	4,261,700
State Street Bank & Trust	FIL	1,940,872
Bank of New York London	FIL	3,744,896
Chase Nominees Ltd	FIL	4,215,100
Nortrust Nominees Ltd	FIL	2,173,400
Deutsche Bank	FIL	2,790,787
Citibank	FIL	171,500
Clydesdale Bank (Head Office)Nominees Limited	FIL	1,195,300
Mellon Nominees Ltd	FIL	140,700
Bank of New York, Brussels	FIL	739,100
Northern Trust London	FIL	374,900
Master Trust Bank of Japan	FIL	34,300
Japan Trustee Svcs Bk Lt	FIL	17,300
National Australia Bank	FIL	96,400

JP Morgan	FIL	2,019,900
ING Luxembourg	FIL	32,860
Bermuda Far East	FIL	37,300
Chase Nominees Ltd (Australia)	FIL	71,600
Bankers Trust	FIL	185,100
Mitsubishi Trust	FIL	12,400
Chuo Trust Bank	FIL	14,900
State Street Nominees Ltd	FIL	444,200
Morgan Stanley	FIL	657,900
PICG	FIL	9,400
Chase Manhattan Bank AG Frankfurt	FIL	169,900
State Street Hong Kong	FIL	11,700

NB FMRCO = Fidelity Management & Research Company, of which
        FMR Corp is the parent company

    FMTC = Fidelity Management Trust Company, of which FMR
        Corp is the parent company

    FPM = Fidelity Pension Management, of which FIL is the
        parent company

    FISL = Fidelity Investment Services Ltd, of which FIL is the parent
        Company